Filed pursuant to Rule 433
May 24, 2006

Relating to
Amendment No. 1 to Preliminary Pricing Supplement No. 58 dated May 24, 2006 to
Registration Statement No. 333-131266

GLOBAL EMERGING MARKETS
CURRENCY-LINKED CAPITAL-PROTECTED NOTES
DUE DECEMBER 30, 2008

ISSUED BY MORGAN STANLEY

BASED ON THE PERFORMANCE OF A
BASKET OF EIGHT CURRENCIES RELATIVE TO THE U.S. DOLLAR

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Amendment No. 1 to Preliminary Pricing Supplement No. 58, Dated May 24, 2006
Prospectus Supplement Dated January 25, 2006
Prospectus dated January 25, 2006

MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due December 30, 2008
Based on the Performance of a Basket of Eight Currencies Relative to the U.S. Dollar

Fact Sheet

The return on the Notes is linked to the performance of an equally-weighted basket of eight currencies composed of the Brazilian real, Chinese renminbi, Indian rupee, Indonesian rupiah, South Korean won, Mexican peso, Russian ruble and South African rand.

The Notes are designed for investors who believe that the currencies included in the basket will appreciate as a whole relative to the U.S dollar over the term of the Notes, and who are willing to forego coupon payments in exchange for (i) uncapped leveraged exposure to the appreciation, if any, of the basket of currencies relative to the U.S. dollar, (ii) a minimum 20% return if the basket has appreciated at all (as a whole), with the potential for a greater than 20% return if the Basket has appreciated by more than 10% and (iii) 100% principal protection at maturity.

Expected Key Dates
Pricing Date: June , 2006	Issue Date: July , 2006	Maturity Date: December 30, 2008

Key Terms
Issuer: Morgan Stanley	Issuer Rating: A+ / Aa3	Issue Price (Par): $1,000
Principal Protection: 100% at Maturity	Interest: None	Call Feature: None
CUSIP: 61746SCR8	Denominations: $1,000 / $1,000	Listing: None

The Basket:	An equally weighted basket consisting of eight (8) emerging market currencies (each a “Basket Currency”), each valued relative to the U.S. dollar (“USD”). Basket Currencies (12.5% weighting each):
1) Brazilian real ("BRL")	2) Chinese renminbi (“CNY”)	3) South Korean won (“KRW”)
4) Mexican peso ("MXN")	5) Indian rupee (“INR”)	6) Indonesian rupiah ("IDR")
7) Russian ruble ("RUB")	8) South African rand ("ZAR")

Payment at Maturity (per Note) (To be paid in USD):

Unlike ordinary debt securities, the Notes do not pay interest. Instead, at maturity, investors will receive the principal amount of $1,000 plus a Supplemental Redemption Amount based on the performance of the Basket. The Payment at Maturity can be expressed as follows:

$1,000 + Supplemental Redemption Amount

Supplemental Redemption Amount (per Note):

If the Basket strengthens at all relative to the USD, investors will receive a Supplemental Redemption Amount of at least $200 in addition to the return of the principal amount of $1,000 per Note. If the Basket strengthens by more than 10% relative to the USD, investors will receive a Supplemental Redemption Amount that is greater than $200. If, on the other hand, the Basket weakens relative to the USD or does not strengthen, the Supplemental Redemption Amount will equal zero and investors will receive only the $1,000 principal amount per Note at maturity. The Supplemental Redemption amount can be expressed by the following formula:

If Basket Performance Factor ≤ 0: $0

If Basket Performance Factor > 0, the greater of:

(i) $200; and

(ii) $1,000 x (Basket Performance Factor x Participation Rate)

Basket Performance Factor:

The sum (expressed as a percentage), of the Currency Performance Values (whether positive or negative), for each Basket Currency. The Currency Performance Value for each Basket Currency can be expressed by the following formula:

[(Initial Exchange Rate / Final Exchange Rate) – 1] x 12.5%

A Basket Currency’s Performance Value may be offset by decreases in another Basket Currency’s Performance Value, such that the Basket Performance Factor as a whole is less than or equal to zero, even though some of the Basket Currencies have strengthened relative to the USD. A Basket Performance Factor that is negative or equal to zero will result in a Supplemental Redemption Amount of $0.

See “Hypothetical Payout on the Notes” for an example of how to calculate the Payment at Maturity.

Participation Rate:	200%

page 2 of 10	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due December 30, 2008
Based on the Performance of a Basket of Eight Currencies Relative to the U.S. Dollar

Fact Sheet

Exchange Rate:	The exchange rate for a particular Basket Currency will be the rate for conversion of that Basket Currency into USD (expressed as the number of units of that Basket Currency per one USD)
Initial Exchange Rate:	The Exchange Rate for each Basket Currency on the Pricing Date, as posted on the Reference Source.
Final Exchange Rate:

The Exchange Rate for each Basket Currency on the Valuation Date, as posted on the Reference Source.

If on the Valuation Date, (i) the related exchange rate is not displayed on the relevant Reuters Page, (ii) the Calculation Agent determines in good faith that the rate so displayed on the applicable Reuters Page is manifestly incorrect, or (iii) with respect to any of the BRL, CNY, KRW, INR, IDR or RUB, if such day is an Unscheduled Holiday, the Final Exchange Rate will be determined by the Calculation Agent generally as follows:

(a)       using the arithmetic mean of the quotes of at least five (5) independent leading
(a)       dealers selected by the Calculation Agent in the underlying market for such
(a)       Basket Currency; or

(b)       if (i) such quotes are unavailable or (ii) such quotes are obtained but the
(b)       difference between highest and lowest quotes is greater than 1%, then the
(b)       Exchange Rate will be determined by the Calculation Agent in good faith on
(b)       such day taking into account any information deemed relevant by the
(b)       Calculation Agent.

Please see the section entitled “Description of Notes – Exchange Rate” in the Pricing Supplement. In addition please the section entitled “- Price Materiality Event” with respect to the BRL.

Valuation Date:	December 18, 2008; subject to adjustment as described in the Pricing Supplement.
Reference Sources (Reuters Page):	BRL: BRFR	CNY: SAEC	KRW: KFTC18	MXN: WMRSPOT10
	INR: RBIB	IDR: ABSIRFIX01	RUB: EMTA
ZAR: ECB37 = (ZAR/EUR)/(USD/EUR)
Unscheduled Holiday:

A day that is not a Currency Business Day with respect to that Basket Currency and the market was not made aware of such fact (by means of a public announcement or by reference to other publicly announced information) until a time later than 9:00 a.m. local time in the principal financial center(s) of any such Basket Currency on the date that is two Business Days prior to the Valuation Date for such Basket Currency.

Currency Business Day:	Any day, other than a Saturday or Sunday, that is (i) neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close and (ii) a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the relevant principal financial center for trading of such Basket Currency.
Tax Treatment:

Potential investors should read the detailed description under “Description of Notes - United States Federal Income Taxation” in the Pricing Supplement regarding the Taxation on the Notes and, specifically the sections called “United States Federal Taxation —Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying Prospectus Supplement.

  The Notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, U.S. taxable investors will, regardless of their method of accounting, be required to include an amount in taxable income in respect of the Notes in each year that they hold the Notes based on the Issuer’s “comparable yield,” even though no stated interest will be paid on the Notes. The Issuer’s comparable yield is the rate as which the Issuer would issue a fixed rate debt instrument with terms and conditions similar to those of the Notes.

  Any gain recognized by U.S. taxable investors upon sale, exchange or at maturity of the Notes generally will be treated as ordinary income.

Potential investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	JPMorgan Chase Bank, N.A.
Agent:	Morgan Stanley & Co. Incorporated
Calculation Agent:	Morgan Stanley Capital Services Inc.
Risk Factors:	Please see “Risk Factors” on page 10 and in the Pricing Supplement.

page 3 of 10	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due December 30, 2008
Based on the Performance of a Basket of Eight Currencies Relative to the U.S. Dollar

Hypothetical Payout on the Notes

At maturity, investors will receive (i) $1,000 + (ii) Supplemental Redemption Amount

Supplemental Redemption Amount =

If Basket Performance Factor ≤ 0: $0

If Basket Performance Factor > 0, the greater of:

(i) $200; and

(ii) $1,000 x (Basket Performance Factor x Participation Rate)

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

Hypothetical Example 1: Basket Performance Factor is Positive and Greater than 10%. Investors Receive 20%+ Return.

     For each Basket Currency, the Currency Performance Value will equal:

     For example, the Currency Performance Value of the Brazilian real (assuming the hypothetical initial and final exchange rates in the table below) is calculated as follows:

     In the hypothetical calculation above, the Brazilian real has strengthened 15% relative to the USD. The Brazilian real performance value is therefore 1.875% . The Currency Performance Values for the remaining seven currencies are shown in the last column in the table below assuming the same 15% strengthening.

Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Percentage Change (+/-)	Hypothetical Currency Performance Values
Brazilian real Chinese renminbi Indian rupee Indonesian rupiah South Korean won Mexican peso Russian ruble South African rand	12.5% 12.5% 12.5% 12.5% 12.5% 12.5% 12.5% 12.5%	2.125 8.022 45.03 8,840 945.50 11.16 27.38 6.160	1.848 6.976 39.16 7,687 822.17 9.70 23.80 5.357	+15% +15% +15% +15% +15% +15% +15% +15%	1.875% 1.875% 1.875% 1.875% 1.875% 1.875% 1.875% 1.875%
Basket Performance Factor = Sum of Currency Performance Values =					15.00%

     Each Basket Currency has strengthened 15% relative to the USD. Because the Basket Performance Factor is positive, investors will receive a Supplemental Redemption Amount of at least $200 but may receive more than that amount if the Basket Performance Factor is greater than 10%. The Supplemental Redemption Amount will be calculated as follows:

     Supplemental Redemption Amount = greater of:

(a)	$200; and
(b)	$1,000 x (Basket Performance Factor x Participation Rate) = $1,000 x 15% x 200% = $300

     Because the Basket Performance Factor is greater than 10%, investors will receive a Supplemental Redemption Amount that is greater than $200. Therefore, the total payment at maturity per Note will be $1,300, which is the sum of the $1,000 and a Supplemental Redemption Amount of $300.

page 4 of 10	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due December 30, 2008
Based on the Performance of a Basket of Eight Currencies Relative to the U.S. Dollar

Hypothetical Payout on the Notes

Hypothetical Example 2: Basket Performance Factor is Positive but Less than 10%. Investors Receive 20% Return.

Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Percentage Change (+/-)	Hypothetical Currency Performance Values
Brazilian real	12.5%	2.125	1.832	+16%	2.0%
Chinese renminbi	12.5%	8.022	6.916	+16%	2.0%
Indian rupee	12.5%	45.03	53.61	-16%	-2.0%
Indonesian rupiah	12.5%	8,840	7,620	+16%	2.0%
South Korean won	12.5%	945.50	875.46	+8%	1.0%
Mexican peso	12.5%	11.16	13.29	-16%	-2.0%
Russian ruble	12.5%	27.38	23.60	+16%	2.0%
South African rand	12.5%	6.160	7.333	-16%	-2.0%
Basket Performance Factor = Sum of Currency Performance Values =					3.00%

     Some Basket Currencies have strengthened while others have weakened relative to the USD, however, the Basket Performance Factor is overall positive. As a result, investors will receive a Supplemental Redemption Amount of at least $200 but may receive more than that amount if the Basket Performance Factor is greater than 10%. The Supplemental Redemption Amount will be calculated as follows:

Supplemental Redemption Amount = greater of

(a)	$200; and
(b)	$1,000 x (Basket Performance Factor x Participation Rate) = $1,000 x 3% x 200% = $60

     Because the Basket Performance Factor is positive but not greater than 10%, investors will receive a Supplemental Redemption Amount of $200. Therefore, the total payment at maturity per Note will be $1,200, which is the sum of the $1,000 and a Supplemental Redemption Amount of $200.

Hypothetical Example 3: Basket Performance Factor is 0% or Negative. Investors Only Receive a 0% Return.

Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Percentage Change (+/-)	Hypothetical Currency Performance Values
Brazilian real	12.5%	2.125	1.832	+16%	2.0%
Chinese renminbi	12.5%	8.022	6.916	+16%	2.0%
Indian rupee	12.5%	45.03	66.22	-32%	-4.0%
Indonesian rupiah	12.5%	8,840	7,620	+16%	2.0%
South Korean won	12.5%	945.50	1,390.44	-32%	-4.0%
Mexican peso	12.5%	11.16	16.41	-32%	-4.0%
Russian ruble	12.5%	27.38	23.60	+16%	2.0%
South African rand	12.5%	6.160	5.310	+16%	2.0%
Basket Performance Factor = Sum of Currency Performance Values =					-2.0%

     Five of the eight Basket Currencies — the Brazilian real, the Chinese renminbi, the Indonesian rupiah, the Russian ruble and the South African rand (with a combined weighting of 62.5%) — each strengthened by approximately 16% relative to the USD, but the remaining three Basket Currencies— the Indian rupee, the South Korean won and the Mexican peso (with a combined weighting of 37.5%) —each weakened by approximately 32% relative to the USD. Accordingly, although five of the Basket Currencies have strengthened and only three have weakened, the Basket Performance Factor is nonetheless negative. Therefore, the Supplemental Redemption Amount will be $0 and the total payment at maturity per Note will only equal the $1,000 principal amount per Note.

page 5 of 10	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due December 30, 2008
Based on the Performance of a Basket of Eight Currencies Relative to the U.S. Dollar

Potential Payouts on the Notes and Equivalent Annual Returns

Hypothetical Basket Performance	Payment at Maturity (% of Principal)	Equivalent Annualized Return*
25% 20% 15%	150% 140% 130%	17.46% 14.30% 11.00%
10% 5% 0.01%	120% 120% 120%	7.54% 7.54% 7.54%
0.00% -5.00% -10.00% -15.00% -20.00%	100% 100% 100% 100% 100%	0.00% 0.00% 0.00% 0.00% 0.00%

*The Equivalent Annualized Returns specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term approximately equivalent to the term of the Notes.

     If the Basket Performance Factor is greater than zero, you will always receive a Supplemental Redemption Amount of at least $200 per Note, and consequently, the amount payable at maturity will always be at least 120% of the principal amount per Note and. If the Basket Performance Factor is equal to, or less than, zero, you will not receive a Supplemental Redemption Amount and will only receive the $1,000 principal amount per Note at Maturity.

page 6 of 10	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due December 30, 2008
Based on the Performance of a Basket of Eight Currencies Relative to the U.S. Dollar

HISTORICAL INFORMATION

     The following graphs present each Basket Currency’s exchange rate performance for the period from January 1, 1996 through May 16, 2006. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. The daily exchange rates published by Bloomberg may differ from the Exchange Rates as posted on the applicable Reuters page for the purposes of determining the Initial Exchange Rate and Final Exchange Rate. We will not use Bloomberg to determine the applicable Exchange Rate. The historical exchange rates of the Basket Currencies set forth below should not be taken as an indication of future performance.

page 7 of 10	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due December 30, 2008
Based on the Performance of a Basket of Eight Currencies Relative to the U.S. Dollar

HISTORICAL INFORMATION

page 8 of 10	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due December 30, 2008
Based on the Performance of a Basket of Eight Currencies Relative to the U.S. Dollar

HISTORICAL INFORMATION

The following graph sets forth the historical performance of the Basket relative to the USD for the period from January 1, 2001 through May 19, 2006. The graph does not take into account the Participation Rate on the Notes, nor does it attempt to show the expected return on an investment in the Notes. The historical performance of the Basket and the Basket Currencies should not be taken as an indication of their future performance.

Historical Performance of the Basket
January 1, 2001 through May 19, 2006

page 9 of 10	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due December 30, 2008
Based on the Performance of a Basket of Eight Currencies Relative to the U.S. Dollar

Risk Factors

     The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of an investor’s particular circumstances.

     The following is a non-exhaustive list of certain key considerations for investors in the Notes. For a complete list of considerations and risk factors, please see the Prospectus and Pricing Supplement.

Structure Specific Risk Factors

     No interest payments and possibility of no return. The terms of the Notes differ from ordinary debt securities in that no interest will be paid. Because the Supplemental Redemption Amount is variable and may equal zero, the overall return on the Notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity.

     Currency exchange risk. Fluctuations in the exchange rates between the USD and the Basket Currencies will affect the value of the Notes. Exchange rate movements for a particular currency are volatile and are the result of numerous factors specific to that country including, the supply of, and the demand for, those currencies as well as by government policy, intervention or actions, but is also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to each region. Changes in exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the related countries. Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the relevant foreign country and the U.S. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the U.S. and other countries important to the international trade and finance. A weakening in the exchange rate of any of the Basket Currencies relative to the USD may have a material adverse effect on the value of the Notes and the return on an investment in the Notes.

     Government intervention could materially and adversely affect the value of the Notes. Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the basket currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

     Many unpredictable factors will affect the value of the Notes. These include: (i) interest rate levels, (ii) volatility of the Basket Currencies, (iii) geopolitical conditions and economic, financial, regulatory, political, judicial or other events that affect foreign exchange markets, (iv) the time remaining to the maturity; (v) availability of comparable instruments; and (vi) the issuer’s creditworthiness. In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the Notes will vary and sale of the Notes prior to maturity may result in a loss.

     Changes in the value of one or more of the Basket Currencies may offset each other. A decrease in the value of one or more of the Basket Currencies may offset any increase in the other Basket Currencies. In calculating the Basket Performance, increases in the value of one or more of the Basket Currencies may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Basket Currencies.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging its obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

Other Risk Factors

     Hedging and trading activity by the Issuer and its affiliates could potentially adversely affect the exchange rates of the Basket Currencies. The Issuer and other of its affiliates will carry out hedging activities related to the Notes (and possibly to other instruments linked to the Basket Currencies) and may also trade the Basket Currencies and other financial instruments related to the Basket Currencies on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities could potentially effect the exchange rates for the Basket Currencies and, accordingly, the market value of the Notes and/or the amount of cash investors will receive at maturity.

     Economic interests of the Calculation Agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to investors at maturity.

     Secondary trading may be limited. The Notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow an investor to sell the Notes easily or at a price that it desires. Morgan Stanley currently intends to act as a market maker for the Notes but is not required to do so.

     Even though currencies trade around-the-clock, the Notes will not. The Interbank market in foreign currencies is a global, around-the-clock market. The hours of trading for the Notes will not conform to the hours during which the Basket Currencies are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes.

page 10 of 10	MORGAN STANLEY